Mail Stop 6010





       September 27, 2005



Mr. Stephen Abely
Chief Financial Officer
Bookham, Inc.
2584 Junction Avenue
San Jose, California 95134

	RE:	Bookham, Inc.
		Form 10-K for the period ended July 2, 2005
		File No. 0-30684
		Form S-3 Amendment No. 2
		File No. 333-127546
		Filed September 26, 2005

Dear Mr. Abely:

	We have reviewed your response dated September 26, 2005 and have the following comments. We have limited our review to matters related to the issues raised in our comments and we will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3, Amendment No. 2 filed September 26, 2005

Recent Events - Purchase of City Lasing (Creekside) Limited, page
49


1. We refer to your responses to our comments about the Creekside transaction as set forth in our letter dated September 23, 2005. Please expand the disclosure about the Creekside transaction to clarify the following:
* Disclose why you believe Creekside has the legal right to offset the lease receivables against amounts due to Deutsche Bank. Clarify how you have applied GAAP in reaching that conclusion. Refer specifically to FIN 39. Also respond to this portion of the comment in a written response.
* Clarify how you expect to record the transaction, including a clear quantification of the expected impact on your assets and liabilities.
* Disclose the consideration paid for Creekside`s shares and clarify how you are valuing and accounting for that consideration. That is, clarify how you intend to apply SFAS 141 in recording the acquisition.
* Further clarify Creekside`s involvement with the leases and the underlying aircraft. We see, for instance, that Creekside is identified as a lessee in the existing disclosure and as a lessor in the chart provided with your response. Clarify what you mean by a head lease agreement.
* Clarify why you believe you have not assumed significant credit risk and disclose why you apparently do not have exposure if the underlying lessee/aircraft operator defaults.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio, Accounting Branch Chief, at (202) 551-3676.

							Sincerely,


							Gary Todd
							Reviewing Accountant

cc:	Eduardo Aleman, Staff Attorney
	John A. Burgess

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Stephen Abely
Bookham, Inc.
September 27, 2005
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